[redacted]

SECUR 06050295 SSION

BB 12/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McClurg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate Suite 301
(No and Street)

San Rafael (City) California (State) 94903 (Zip Code)

RECEIVED 2006 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David McClurg (415) 472-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed and sworn (or affirmed) to before me this 28th day of NOV, 2006

[signature]
Notary Public

[signature]
Signature

President
Title

TRACI HANSON
COMM. #1693438
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. OCT. 4, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
McClurg Capital Corporation:

We have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2006

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2006

ASSETS

Cash and cash equivalents	$ 314,140
Accounts receivable	7,840
Receivable from brokers, dealers and clearing organizations	32,962
Marketable securities, available for sale	60,480
Deposit with clearing firm	36,629
Equipment and furniture, net	53,679
Prepaid taxes	1,549
Broker advances	21,584
Deposits	4,508
Total assets	$ 533,371

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 64,256
Salaries payable	23,500
Pension contribution payable	20,181
Total liabilities	107,937
Stockholder's equity	
Common stock, no par value; 1,000,000 shares authorized, 822,000 shares issued and outstanding	16,063
Retained earnings	380,931
Unrealized gains (losses) on marketable securities, available for sale	28,440
Total stockholder's equity	425,434
Total liabilities and stockholder's equity	$ 533,371

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Operations
For the Year Ended September 30, 2006

Revenues	
Commissions income	$ 910,318
Fee based income	788,775
Insurance income	790,770
Interest income	12,822
Net dealer inventory and investment gains (losses)	17,609
Other income	1,825
Total revenues	2,522,119
Expenses	
Employee compensation and benefits	602,727
Commissions and floor brokerage	1,617,281
Communications	24,874
Occupancy and equipment rental	65,190
Taxes, other than income taxes	33,740
Other operating expenses	177,653
Total expenses	2,521,465
Income before income taxes	654
Income tax provision	1,151
Net income (loss)	$ (497)

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2006

	Common Stock	Retained Earnings	Unrealized Gain (loss) Marketable Securities, Available For Sale	Total	Comprehensive Income
Balance, September 30, 2005	$ 16,063	$ 381,428	$ 28,350	$ 425,841	
Gain (loss) on marketable securities available for sale	–	–	17,699	17,699	$ 17,699
Reclassification adjustment of gains included in net income	–	–	(17,609)	(17,609)	(17,609)
Net income (loss)	–	(497)	–	(497)	(497)
Balance, September 30, 2006	$ 16,063	$ 380,931	$ 28,440	$ 425,434	$ (407)

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2006

Cash Flows from Operating Activities:		
Net income (loss)		$ (497)
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 6,993	
Realized gain on marketable securities	(17,609)	
(Increase) decrease in:		
Accounts receivable	1,355	
Receivable from brokers, dealers and clearing firms	9,623	
Deposit with clearing firm	(1,565)	
Prepaid expense	(1,134)	
Prepaid income taxes	7,556	
Deposits	6,000	
Increase (decrease) in liabilities:		
Commissions payable	(20,819)	
Salaries payable	(6,848)	
Pension contribution payable	4,075	
Total adjustments		(12,373)
Cash and cash equivalents provided by (used in) operating activities		(12,870)
Cash Flows from Investing Activities:		
Purchase of marketable securities	(7,996)	
Proceeds from sale of marketable securities	30,215	
Purchase of equipment and furniture	(41,590)	
Cash and cash equivalents provided by (used in) investing activities		(19,371)
Cash Flows from Financing Activities:		
Dividends	(50,000)	
Cash and cash equivalents provided by (used in) financing activities		(50,000)
Net increase (decrease) in cash and cash equivalents		(82,241)
Cash and cash equivalents, October 1, 2004		396,381
Cash and cash equivalents, September 30, 2006		$ 314,140
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 620	
Cash paid for income taxes	$ 2,700	

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2006

Supplemental disclosure of non–cash activity:

On April 26, 2007 the Company exercised the fourth tranche of its warrants to acquire 500 shares of NASDAQ securities. Being classified as available-for-sale, these securities are reported at their fair market value with unrealized holding gain and loss to be reported as accumulated other comprehensive income.

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation ("the Company") is a California corporation registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on June 26, 1985 and began operations on October 1, 1985. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represents more than 29% of its revenues for the year ended September 30, 2006.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholder's equity, net of deferred taxes.

Advertising costs are expended as incurred.

Security transactions are recorded on a trade date basis. Order flow income is recognized upon receipt. Fee-based income is recognized when received.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2006 was $60,480. The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized holding gains of $28,440. Being classified as available-for-sale, these securities are carried at their fair market value with unrealized holding gain and loss to be reported as accumulated other comprehensive income.

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $36,629 with Pershing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2006

Note 4: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost and summarized by major classifications as follows:

Automobile	$ 108,142
Machinery and equipment	21,951
Furniture and fixtures	10,222
	140,315
Less accumulated depreciation	(86,636)
	$ 53,679

Depreciation expense for the year ended September 30, 2006 is $6,993.

Note 5: INCOME TAXES

The provision for income taxes at September 30, 2006 consisted of the following:

Federal income tax provision	$ 351
State income tax provision	800
Current income tax provision	1,151
Deferred income taxes (benefit)	–
Total income tax expense	$ 1,151

Note 6: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution of $16,106 was made to the plan in 2006 based upon earnings for the year ending September 30, 2005. This cost was reflected as a deduction in the Company's 2004 income tax return. Similarly, a contribution based upon the current year's earnings will be made to the plan in 2007. The amount of that contribution is expected to be $20,181 and will be reflected in the Company's 2006 income tax return.

Note 7: <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8: <u>COMMITMENTS AND CONTINGENCIES</u>

Operating lease

In May 1999, the Company entered into a five (5) year lease for the San Rafael office space. The lease was extended for two more years on May 26, 2004. Rent expense under this agreement for the year ended September 30, 2006 was $65,190. The lease terms call for Consumer Price Index adjustments beginning on January 1, 2002.

The future minimum lease expenses are:

	September 30,
2007	46,223
2008 and thereafter	–
Total	$ 46,223

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14").

The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2006, the Company had net capital of $323,174, which was $223,174 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($107,937) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum ratio allowed.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2006

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $19,817 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 342,991
Adjustments:		
Accumulated deficit	$ (11,431)	
Non-allowable assets	(8,754)	
Haircuts and undue concentration	368	
Total adjustments		(19,817)
Net capital per audited statements		$ 323,174

McClurg Capital Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2006

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	380,931	
Unrealized gains (losses) on marketable securities	28,440	
Total stockholder's equity		$ 425,434
Less: Non–allowable assets		
Accounts receivable	(7,840)	
Equipment and furniture, net	(53,679)	
Prepaid taxes	(1,549)	
Broker advance	(21,584)	
Deposits	(4,508)	
Total non–allowable assets		(89,160)
Net capital before haircuts		336,274
Haircuts on securities		
Marketable securities	(9,072)	
Undue concentration	(4,028)	
Total haircuts on securities		(13,100)
Net capital		323,174
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,196	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 223,174
Ratio of aggregate indebtedness to net capital	0.33: 1	

There was a difference of $19,817 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2006. See Note 11.

See independent auditor's report.

McClurg Capital Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2006

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2006

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2006

Board of Directors
McClurg Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of McClurg Capital Corporation (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2006

McClurg Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2006